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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                            (Amendment No.   3   )*
                                          _______

                           PRIMADONNA RESORTS, INC.
_______________________________________________________________________________
                               (Name of Issuer)

                         Common Stock, $.01 par value
_______________________________________________________________________________
                        (Title of Class of Securities)

                                  741548 10 1
                         _____________________________
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















SEC 1745 (2-95)                Page 1 of 5 pages
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CUSIP No. 741548 10 1                 13G                     Page 2 of 5 Pages
         ____________                                             ___   ___
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Gregory B. Primm, Individually and as Trustee of the Gregory B. Primm Trust (U/D/T: September 5, 1985), SSN ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) ___
                                                                     (b) ___

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

              5  SOLE VOTING POWER
                 2,210,325 (Note: Includes 14,300 shares held in charitable
  NUMBER OF      remainder trust of which reporting person is current income
   SHARES        beneficiary and sole trustee, and 1,720 shares held in
 BENEFICIALLY    limited partnership of which reporting person is sole general
   OWNED BY      partner.)
    EACH
   REPORTING  6  SHARED VOTING POWER
    PERSON       4,000 (Note: All shares are held by The Primm Foundation, a
     WITH        Nevada non-profit corporation, of which reporting person is a member of the Board of Directors)

              7  SOLE DISPOSITIVE POWER
                 2,210,325 (Note: Includes 14,300 shares held in charitable remainder trust of which reporting person is current income beneficiary and sole trustee, and 1,720 shares held in limited partnership of which reporting person is sole general partner)

              8  SHARED DISPOSITIVE POWER
                 4,000 (Note: All shares are held by The Primm Foundation, a Nevada non-profit corporation, of which reporting person is a member of the Board of Directors)

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,214,325 (Note: Includes 14,300 shares held in charitable remainder trust of which reporting person is current income beneficiary and sole trustee, and 1,720 shares held in limited partnership of which reporting person is sole general partner and 400 shares held by The Primm Foundation)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.7%

12  TYPE OF REPORTING PERSON*

       IN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 2 of 5 pages
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CUSIP No. 741548 10 1

Item 1.

       (a) Name of Issuer

                 Primadonna Resorts, Inc.

       (b) Address of Issuer's Principal Executive Offices

                 P.O. Box 95997
                 Las Vegas, Nevada 89193-5997

Item 2.

       (a) Name of Person Filing

                 Gregory B. Primm

       (b) Address of Principal Business Officer or, if none, Residence

                 3375 East Maule Avenue
                 Las Vegas, Nevada 89120

       (c) Citizenship

                 United States

       (d) Title of Class of Securities

                 Common Stock, $.01 par value

       (e) CUSIP Number

                 741548 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 Not applicable


















                               Page 3 of 5
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CUSIP No. 741548 10 1

Item 4.    Ownership

       (a) Amount Beneficially Owned

                 2,214,325 (Note: Includes 14,300 shares held in charitable remainder trust of which reporting person is current income beneficiary and sole trustee, and 1,720 shares held in limited partnership of which reporting person is sole general partner and 4,000 shares held by The Primm Foundation of which reporting person is a member of the Board of Directors)

       (b) Percent of Class

                 7.7%

       (c) Number of shares as to which such person has:

           (i)   Sole power to vote or to direct the vote

                 2,210,325 (Note: Includes 14,300 shares held in charitable remainder trust of which reporting person is current income beneficiary and sole trustee, and 1,720 shares held in limited partnership of which reporting person is sole general partner)

           (ii)  shared power to vote or to direct the vote

                 4,000 (Note: All shares are held by The Primm Foundation, a Nevada non-profit corporation, of which reporting person is a member of the Board of Directors)

           (iii) sole power to dispose or to direct the disposition of

                 2,210,325 (Note: Includes 14,300 shares held in charitable remainder trust of which reporting person is current income beneficiary and sole trustee, and 1,720 shares held in limited partnership of which reporting person is sole general partner)

           (iv)  shared power to dispose or to direct the disposition of

                 4,000 (Note: All shares are held by The Primm Foundation, a Nevada non-profit corporation, of which reporting person is a member of the Board of Directors)



Item 5.    Ownership of Five Percent of Less of a Class.

                 Not applicable








                               Page 4 of 5
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CUSIP No. 741548 10 1

Item 6.    Ownership of More than Five Percent of Behalf of Another Person.

                 Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable

Item 8.    Identification and Classification of Members of the Group.

                 Not applicable

Item 9.    Notice of Dissolution of Group.

                 Not applicable

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            February 4, 1998
                                                           _________________
                                                                  Date



                                                           /s/ Gregory B. Primm
                                                           ____________________
                                                             Gregory B. Primm













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